Zestbloom, Inc.

Unaudited GAAP Financial Statements

May 21, 2021 – August 31, 2021

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9720 Capital Court Suite #100
Manassas, VA 20112



Independent Accountant's Review Report

The Board of Directors
ZESTBLOOM INC
CORPORATION TRUST CENTER
1209 ORANGE STREET
WILMINGTON, DE - 19801

We have reviewed the accompanying financial statements of ZESTBLOOM INC, which comprise the balance sheets, the related statements of income, changes in stockholders' equity, and cash flows for the period May 21, 2021, to August 31st, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of ZESTBLOOM INC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

The Otaigbe Group
9720 Capital Court Suite #100
Manassas, VA 20110

10/14/2021

The Otaigbe Group

ZESTBLOOM, INC.
Balance Sheet
As of August, 31 2021
(unaudited)

	2021
Assets	
<u>**Current Assets**</u>	
USDC	10,332
Total Current Assets	10,332
Total Assets	$ 10,332
Liabilities and Stockholders' Equity	
<u>**Stockholders' Equity**</u>	
8,000,000 shares of common stock authorized and subscribed, par value $0.0001.	-
No shares issued and outstanding	
Net Income	10,332
Total Stockholders 'Equity	10,332
Total Liabilities and Stockholders' Equity	$ 10,332

ZESTBLOOM, INC
Income Statement
For the period May 21, 2021 to August 31, 2021
(unaudited)

	2021
Revenue	
Service revenue	20,000
Total Revenue	$ 20,000
Expenses	
Block Chain Exchange Fee	225
Professional Services	9,443
Total Expenses	9,668
Net Income	$ 10,332

ZESTBLOOM, INC
Statement of Stockholders' Equity
For the period May 21, 2021 to August 31, 2021
(Unaudited)

| | Common Stock | | | | |
	Shares-Authorized & Subscribed	Par Value	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance as of May 21, 2021	8,000,000	-	-	-	-
Net Income/(Loss)	-	-	-	10,332	10,332
Balance as of August 31, 2021	8,000,000	$ -	$ -	$ 10,332	$ 10,332


ZESTBLOOM, INC
Statement of Cash Flows
For the period May 21, 2021 to August 31, 2021
(unaudited)


	2021
Cash flows from operating activities	
Net Income (Loss) for the period	$ 10,332
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase/Decrease USDC	(10,332)
Net cash provided by operating activities	-
Net increase (decrease) in cash	-
Cash at beginning of period	-
Cash at end of period	$ -

ZESTBLOOM, INC.
NOTES TO THE FINANCIAL STATEMENTS
August 31, 2021

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

ZESTBLOOM, Inc. (“the Company”) is a corporation organized under the laws of Delaware. Incorporated on May 21, 2021. The company is a digital media marketplace for digital assets.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful life.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Effective January 1, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Before adopting ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable, and collectability was reasonably assured. The Company

generates revenues by providing a digital media market place for its customers. The Company's payments are generally collected upfront.

Fixed Assets
The Company capitalizes assets with an expected useful life of one year or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States.

The Company is subject to income tax filing requirements in the State of Delaware.

NOTE C – DEBT

The Company has no debt.

NOTE D – STOCKHOLDERS' EQUITY

The company has 8,000,000 shares of common stock authorized and no shares issued and outstanding. Par Value $0.0001.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants based on the highest and best of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company's financial instruments, including cash and USDC, are classified as Level 1 and carried at amortized cost, which approximate their fair value. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets.
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The Company held $10,332 USDC as of August 31st, 2020. The underlying U.S. dollar denominated assets are held by the issuer in U.S.-regulated financial institutions on behalf of USDC holders.

NOTE G – RELATED PARTY TRANSACTIONS

There are no related party transactions

NOTE H – INCOME TAXES

The Company first income tax return will be for 2021. Once the tax return is filed it will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE I – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue depends on management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company cannot continue as a going concern.

NOTE J - SUBSEQUENT EVENTS

Crowdfunding Offering

> The Company is offering (the "Crowdfunded Offering") up to $1.07 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $300K in this

offering and up to $1.07M maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended in order to receive any funds. The Crowdfunded Offering is being made through the Intermediary Wefunder. The Intermediary will be entitled to receive:

- For payments made by bank ACH, wires, or checks, Wefunder charges investors a transaction fee of 2%, with a minimum of $8 and a max of $100.

- For credit cards, Wefunder charges a 3.5% fee.

- For Reg CF, Wefunder charges 7.5% of the total fundraising, only if successful. For instance, if a Raises $100,000, we charge $7,500 upon close. There are no other fees. If you find a better Price, we will match it.

- For Reg A+, Wefunder charges a flat fee of $375K. This is 7.5% on a $5M raise.

Stockholders' Equity

The company will authorize another 2,940,000 shares of common stock. Par Value $0.0001.